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[AIM LOGO APPEARS HERE]
--Registered Trademark--
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919


A I M Advisors, Inc.


   December 31, 2007



   VIA EDGAR

   Mr. Mark Cowan
   Mr. Houghton R. Hallock, Jr.
   Securities and Exchange Commission
   Judiciary Plaza
   450 Fifth Street, N.W.
   Washington, DC 20549

   Re: Preliminary Proxy Statement on Schedule 14A, filed on December 4, 2007, on behalf of AIM Variable Insurance Funds (the "Registrant")
       CIK No. 0000896435

   Dear Messrs. Cowan and Hallock:

      This letter responds to comments to the above-referenced proxy-statement on Schedule 14A received (i) via e-mail on Thursday, December 13, 2007, from Mr. Cowan, of the SEC's Office of Insurance Products, and (ii) via telephone on Friday, December 14, 2007, from Mr. Hallock, of the SEC's Division of Investment Management. The purpose of this response letter is to address these comments. For your convenience and ease of review, we have reproduced your comments and our responses below. We have set forth below the comments received from both of you, as our understanding is that the comments received from each of you were intended to apply to all Schedule 14A proxy statements filed by the AIM complex of funds.

   COMMENT NO. 1 (Received from Mr. Cowan).
   Proposal 1 -- Election of Trustees

      a. Please state, for each trustee or nominee for election as trustee, the dollar range of equity securities beneficially owned by the trustee or nominee as required by Item 22(b)(5) to Schedule 14A. [This information is currently in Exhibit K, but not cross-referenced in the discussion of proposal 1.]

      b. If applicable, please furnish the information required by Item 22(b)
   (7) of Schedule 14A as to each class of securities owned beneficially or record in: (i) an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Trust; or (ii) a person directly or indirectly controlling or controlled by, or under common control with an investment adviser, principal underwriter, or Sponsoring Insurance Company of the Trust.

   RESPONSE NO. 1

      a. As you have noted, Exhibit K states the dollar range of equity securities beneficially owned by the trustee or nominee as required by Item 22(b)(5) to Schedule 14A. We have included the requested cross reference in the discussion of Proposal 1 by adding the following sentence as a new fifth paragraph under the heading entitled "Proposal 1 -- Election of Trustees -- Who Are the Nominees for Trustees?"

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      "Information concerning Trustee ownership of Fund shares may be found under the heading "Additional Information -- Do Trustees Own Shares of the Funds?" which appears on page 29 herein."

   The discussion contained under the heading "Additional Information -- Do Trustees Own Shares of the Funds?" contains a cross reference to the relevant exhibit.

      b. We believe Item 22(b) (7) of Schedule 14A is inapplicable because there is no required information to disclose.

   COMMENT NO. 2 (Received from Mr. Cowan).
   Proposal 2 -- Approval of New Sub-Advisory Agreement

      The proposal refers to a "new" sub-advisory agreement. This is a little confusing because only one fund, AIM V.I. Global Real Estate Fund, currently has an existing sub-advisory agreement. Consider revising the description of the proposal to simply "Approval of Sub-Advisory Agreement."

   RESPONSE NO. 2

      We believe the proposal accurately refers to a "new" sub-advisory agreement and therefore have not revised the description of the proposal. For those funds that currently are sub-advised by an affiliate of A I M Advisors, Inc. ("AIM"), including AIM V.I. Global Real Estate Fund, if shareholders approve Proposal 2, each such fund will have a new sub-advisory agreement, as the sub-advisory agreement shareholders are being asked to approve will replace the current sub-advisory agreement. For those funds that are not currently sub-advised by an affiliate of AIM, if shareholders approve Proposal 2, each such fund will have a new sub-advisory agreement, as there will be a sub-advisory agreement in place when previously there had been none. Therefore, we believe that describing the sub-advisory agreement that shareholders are being asked to approve as a "new" sub-advisory agreement is accurate and should not be confusing, especially in light of the explanatory text in the proxy statement.

   COMMENT NO. 3 (Received from Mr. Hallock).

   Proposal -- 6 Approval of an Amendment to the Agreement and Declaration of Trust to Permit the Board to Terminate the Trust, Fund or Class Without a Shareholder Vote.

      Consider adding disclosure explaining what will happen to fund assets upon termination of a Trust, Fund or Fund share class if the proposal seeking to amend each Fund's Declaration of Trust is approved by shareholders.

   RESPONSE NO. 3

      As requested, the following additional disclosure has been added to the end of the second paragraph of the section of the Proxy Statement entitled, "Proposal - 6 Approval of an

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   Amendment to the Agreement and Declaration of Trust to Permit the Board to
   Terminate the Trust, Fund or Class Without a Shareholder Vote -- How Will the Proposed Change Benefit My Fund?"

      "Termination of a Fund or share class involves liquidating such Fund or share class, as applicable. Termination of the Trust involves deregistering the Trust as an investment company and, following such deregistration, dissolving it under Delaware law."

      With respect to the above responses for which the Registrant undertakes to make changes, such changes will be made in the Registrant's definitive proxy statement to be filed on or about December 31, 2007. Please contact the undersigned at 713-214-1697, if you wish to discuss any of our responses to your comments.

   COMMENT NO. 4 (Received from Mr. Cowan).

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   RESPONSE NO. 4

      With respect to the foregoing comments, the Registrant acknowledges the following:

      1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

      2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

      3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

      On behalf of the Registrant named above, we appreciate your assistance in connection with this review.

   Very truly yours,

   /s/ Margaret Gallardo-Cortez

   Margaret Gallardo-Cortez
   Counsel

A Member of the AMVESCAP Group